Mail Stop 4561

December 21, 2007

VIA MAIL AND FACSIMILE

Robert Zysblat, President
Propalms, Inc.
The Maltings Castlegate, Unit 7
Malton, N. Yorkshire
United Kingdom Y017 7DP
Facsimile: 011-44-165-369-3040

> **Re:** **Registration Statement on Form 10-SB**
> **Filed December 13, 2007**
> **File No. 000-52980**

Dear Mr. Zysblat:

  This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement at this time and we will not issue comments other than the comments specified below because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Consolidated Financial Statements

  1. We note that an audit report was not provided with your financial statements. Please provide an audit report for your financial statements. See Part F/S of Form 10-SB and Item 310 of Regulation S-B.

  2. We note that you have not included financial statements for all required periods in this filing. Please provide interim financial statements, which may be unaudited, for a period consistent with the requirements of Item 310(g) of Regulation S-B.

  You are advised that the registration statement will become effective through operation of law on February 11, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

If you are unable to file an amendment that responds to the preceding comments prior to January 1, 2008, you should consider withdrawing the Form 10-SB and thereafter filing a new document when you are able to respond to the comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal